As filed with the Securities and Exchange Commission on November 13, 2003

Registration No. 33-79478

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

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AMENDMENT NO. 1

(Post-Effective)

TO

FORM S-3

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

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DARLING INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)
Delaware	2070	36-2495346
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
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251 O'Connor Ridge Boulevard, Suite 300
Irving, Texas 75038
972.717.0300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)
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Joseph R. Weaver, Jr.
General Counsel and Secretary
Darling International Inc.
251 O'Connor Ridge Boulevard, Suite 300
Irving, Texas 75038
972.717.0300
(Name, Address Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)
________________

        With copies to:
Fredric J. Klink, Esq. Dechert LLP 30 Rockefeller Plaza New York, New York 10112 212.698.3537
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Approximate date of commencement of proposed sale to the public: At such time or times on and after this Post-Effective Amendment to Registration Statement becomes effective as the selling stockholders may determine.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]  __________________

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ] __________________

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [  ]

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Explanatory Note

On November 10 1997, the registrant effected a three-for-one stock split of the registrant's common stock. This registration statement is hereby amended pursuant to Rule 416(b) promulgated under the Securities Act of 1933, as amended to increase the number of shares of common stock registered hereunder to reflect the effects of the stock split.

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The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated November 13, 2003

P R O S P E C T U S

DARLING INTERNATIONAL INC.

560,430 Shares of Common Stock

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Investing in our common stock involves a high degree of risk which is described in the "Risk Factors" section beginning on page 2 of this prospectus. We urge you to carefully read the "Risk Factors" section before you make your investment decision.

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We have prepared this prospectus to allow the selling stockholders we have identified herein, including their transferees, pledgees, donees and their successors, to offer for resale up to 560,430 shares of our common stock issued or issuable upon the exercise of stock options. The stock options were issued pursuant to a judicially-approved settlement of class action litigation that was consummated on December 29, 1993. Pursuant to the settlement of the lawsuit we granted certain registration rights to the selling stockholders.

The shares of common stock offered by this prospectus could be sold in several ways, including, in transactions on the American Stock Exchange, or otherwise at prevailing market prices at the time of sale, or in privately negotiated transactions at prices agreed upon by the parties or through any other means described under the heading "Plan of Distribution" beginning on page 12. We cannot assure you that the selling stockholders will exercise the stock options or, if exercised, whether they will sell all or any portion of the common stock offered under this prospectus. Our company is not selling any shares of common stock in this offering and therefore we will not receive any proceeds from any sale of securities offered by this prospectus but will receive proceeds, if any, from any exercises of the stock options. Any proceeds received by us from the exercise of the stock options, which are exercisable until December 29, 2003 (ten years from the date of grant), will be used for general corporate purposes. We are registering the shares of common stock offered under this prospectus to satisfy registration rights that we granted to the selling stockholders pursuant to the settlement of the lawsuit. We have agreed to pay for all expenses in connection with the registration of the securities offered by this prospectus.

Our common stock is quoted on the American Stock Exchange under the symbol "DAR." On November 12, 2003, the closing sales price of our common stock on the American Stock Exchange was $2.90 per share.

Our principal executive office is located at 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038 and our telephone number is 972.717.0300.

No underwriter or any other person has been engaged to facilitate the sale of the securities in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this prospectus is November ___, 2003

ABOUT THIS PROSPECTUS

The terms "Darling," "our," "we" and "us" as used in this prospectus, refer to Darling International Inc. and its wholly-owned subsidiaries, except where it is clear that the term refers only to the parent company.

This prospectus incorporates important business and financial information about us that is not included in or delivered with this document. This information is available without charge upon written or oral request. See "Incorporation by Reference" and "Where You Can Find More Information."

We urge you to rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, we urge you not to rely on it. The selling stockholders are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We urge you to assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

We have not undertaken any action to permit a public offering of the securities offered by this prospectus outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the securities offered by this prospectus and the distribution of this prospectus outside of the United States.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties and assumptions that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. Factors that could contribute to these differences include, but are not limited to, those discussed in the "Risk Factors" section beginning on page 2 of this prospectus, elsewhere in this prospectus and in our other filings with the SEC that are incorporated by reference herein.

The following factors are among those that could cause actual results to differ materially from our expectations:
o	our continued ability to obtain sources of supply for our rendering operations;

o	general economic conditions in the U.S., European and Asian markets;

o	prices in the competing commodity markets which are volatile and are beyond our control; and

o	competition from companies which may have substantially greater resources than we have.

In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "estimate," "continue," or the negative of such terms or other similar expressions. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this prospectus.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed or incorporated by reference in this prospectus might not occur. We urge you not to unduly rely on forward-looking statements contained or incorporated by reference in this prospectus.

-ii-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary is not complete and may not contain all of the information that may be important to you. We urge you to read the entire prospectus carefully, including the "Risk Factors" section, and the additional documents incorporated by reference herein, before making an investment decision.

Darling International Inc.

Founded by the Swift meat packing interests and the Darling family in 1882, we were incorporated in Delaware in 1962 under the name "Darling-Delaware Company, Inc." On December 28, 1993, we changed our name from "Darling-Delaware Company, Inc." to "Darling International Inc."

We are a recycler of food processing by-products. We collect and recycle animal processing by-products and used cooking oil from food service establishments. We process such raw materials at 24 facilities located throughout the United States into finished products such as tallow, protein and yellow grease. We sell these products nationally and internationally, primarily to producers of various industrial and commercial oleo-chemicals, soaps, pet foods and livestock feed, for use as ingredients in their products or for further processing into basic chemical compounds. In addition, we provide grease trap service to food service establishments under the service mark TORVAC. Grease trap service includes the scheduled periodic removal of grease and solids from the grease trap to ensure the trap functions as intended, keeping these materials from entering the sewer system. Many cities and municipalities have ordinances and/or regulations that require periodic grease trap service as part of restaurant operations.

Our principal executive office is located at 251 O'Connor Ridge Boulevard, Suite 300, Irving, Texas 75038 and our telephone number is 972.717.0300. We maintain a site on the World Wide Web at the address http://www.darlingii.com. The information on our Web site is not a part of this prospectus.

Preliminary Note

The shares of our common stock covered by this prospectus were issued or are issuable to the selling stockholders upon the exercise of stock options issued to the selling stockholders pursuant to a judicially-approved settlement of class action litigation that was consummated on December 29, 2003.

The Offering of Common Stock
Securities offered for resale by the selling stockholders	Up to 560,430 shares of common stock, par value $0.01 per share, held by them.

Voting Rights	Holders of our common stock have one vote per share.

Use of Proceeds

The selling shareholders will receive all of the net proceeds from the sale of the securities sold under this prospectus. We will not receive any of the proceeds from those sales. However, we will receive the proceeds, if any, from any exercise of the stock options. Net proceeds, if any, from the exercise of the stock options will be used for general corporate purposes.

Dividends

We do not expect to pay dividends on our common stock in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained to develop and expand our business.

American Stock Exchange symbol	DAR.

We urge you to refer to the section entitled "Risk Factors" for an explanation of the risks of investing in our common stock.

RISK FACTORS

We urge you to consider carefully all of the information set forth in this prospectus and incorporated by reference in this prospectus. Please refer to "Where You Can Find More Information" and "Incorporation by Reference." We urge you to particularly evaluate the following risks before deciding to purchase our common stock. Various statements in this prospectus (including some of the following risk factors) and incorporated by reference in this prospectus constitute forward-looking statements. Please refer to the section entitled "Special Note Regarding Forward-Looking Statements."

Fluctuations in market prices of finished products--our profitability and cash flow may be reduced by decreases in the market price of our products.

Our finished products are commodities, the prices of which are quoted on established commodity markets. Accordingly, our profitability will be affected by fluctuations in the prevailing market prices of such finished products. A significant decrease in the market price of our products would have a material adverse effect on our profitability and cash flow.

Substantial leverage and debt service--we have substantial debt and have significant interest payment requirements which could adversely affect our ability to operate our business.

We have a significant amount of indebtedness. Our substantial indebtedness could have important consequences to the holders of our common stock including the risks that:
o

we will be required to use a substantial portion of our cash flow from operations to pay our indebtedness, thereby reducing the availability of our cash flow to fund the implementation of our business strategy, working capital, capital expenditures, product development efforts and other general corporate purposes;

o	our interest expense could increase if interest rates in general increase because all of our debt will bear interest based on market rates;
o	our level of indebtedness will increase our vulnerability to general adverse economic and industry conditions;
o	our debt service obligations could limit our flexibility in planning for, or reacting to, changes in our business;
o	our level of indebtedness may place us at a competitive disadvantage compared to our competitors that have less debt; and
o

our failure to comply with the financial and other restrictive covenants in the agreements governing our indebtedness, which, among other things, may limit our ability to borrow additional funds and could result in an event of default, could have a material adverse effect on us.

As of September 27, 2003, we owed a contractual amount of $51.7 million in senior secured term loans with a carrying amount of $60.5 million and had no senior secured revolving loans under our senior credit agreement. As of such date, three letters of credit in the face amounts of $0.8 million, $4.0 million and $5.7 million, respectively were issued and outstanding under the senior credit facility. We will be able to incur additional indebtedness in the future, including $6.9 million of additional debt available under our revolving credit facility. Additional indebtedness will increase the risks described above. All borrowings under our senior credit agreement, are secured and senior to our Series A Preferred Stock and common stock.

For risks associated with the restrictive covenants in our debt instruments, see "--Restrictive covenants in our debt instruments."

History of net losses--we have a history of net losses and we may incur net losses, which in the future, could adversely affect our ability to service our indebtedness.

We have a history of net losses and have not been profitable in recent years and may not be profitable in the future. For the years ended December 29, 2001, December 30, 2000 and January 1, 2000, our net losses were approximately $11.8 millions, $19.2 million and $16.0 million, respectively. However, following the Recapitalization completed in May 2002, as described below under "Our Business--

The Recapitalization," we reported a net profit of $9.0 million for the year ended December 28, 2002 and $9.3 million for the nine months ended September 27, 2003. If, however, we incur net losses in the future, our ability to pay principal and interest on our indebtedness could be adversely affected.
o	In order to establish consistent profitability, we must continue to do one or more of the following:

o	maintain our collection fees at levels sufficient to recover an adequate portion of collection costs;

o	increase gross margins to the extent of inflation;

o	maintain our distribution capability;

o	maintain competitiveness in pricing;

o	continue to manage our operating expenses; and

o	limit any increases in our indebtedness.

o	There can be no assurance that we will achieve these objectives or attain consistent profitability.

Limitation on net operating loss carryforwards--as a result of the Recapitalization, our ability to apply federal income tax net operating loss carryforwards will be limited.

As a result of the Recapitalization, our ability to use federal income tax net operating loss carryforwards to offset future taxable income that may be generated will be limited. In particular, we have undergone a change in ownership under Section 382 of the Code as a result of the Recapitalization. By virtue of such a change in ownership, an annual limitation (generally equal to the pre-change value of our stock multiplied by the adjusted federal tax-exempt rate, which is set monthly by the IRS based on prevailing interest rates and equal to 5.01% for May 2002) will be applied to the use of those net operating loss carryforwards against future taxable income.

Restrictive covenants in our debt instruments--restrictions imposed by our senior credit agreement, and future debt agreements may, limit our ability to make payments on our Series A Preferred Stock, finance future operations or capital needs or engage in other business activities that may be in our interest.

Our senior credit agreement will, and future debt agreements may, restrict our ability to:
o	incur additional indebtedness;

o	issue additional capital stock or preferred stock;

o	pay dividends and make other distributions;

o	prepay subordinated debt;

o	make restricted payments;

o	create liens;

o	merge, consolidate or acquire other businesses;

o	sell and otherwise dispose of assets; and

o	enter into transactions with affiliates.

These terms may impose restrictions on our ability to finance future operations, implement our business strategy, fund our capital needs or engage in other business activities that may be in our interest. In addition, our senior credit agreement will, and future indebtedness may, require us to maintain compliance with specified financial ratios. Although we are currently in compliance with the financial ratios and do not plan on engaging in transactions that may cause us to not be in compliance with the ratios, our ability to comply with these ratios may be affected by events beyond our control, including the risks described in the other risk factors.

A breach of any of these restrictive covenants or our inability to comply with the required financial ratios could result in a default under the senior credit agreement. In the event of a default under the senior credit agreement, the lenders under the senior credit agreement may elect to:
o	declare all borrowings outstanding, together with accrued and unpaid interest and other fees, to be immediately due and payable; or

o	require us to apply all of our available cash to repay these borrowings.

The lenders will also have the right in these circumstances to terminate any commitments they have to provide further financing, including under the revolving credit facility.

If we are unable to repay these borrowings when due, the lenders under the senior credit agreement also will have the right to proceed against the collateral, which consists of substantially all of our assets. If the indebtedness under the senior credit agreement were to be accelerated, it is likely that our assets may be insufficient to repay this indebtedness in full under those circumstances. Any future credit agreement or other agreement relating to our indebtedness to which we may become a party may include the covenants described above and other restrictive covenants.

Ranking of our common stock--upon any distribution to our creditors in a bankruptcy, liquidation or reorganization or similar proceeding relating to our company or our property, the holders of our debt will be entitled to be paid in cash before any payment may be made with respect to our common stock.

Our obligations with respect to our Series A Preferred Stock are subordinate and junior in right of payment to all our present and future indebtedness, including indebtedness under our senior credit agreement, but will rank senior to our common stock. In the event of our bankruptcy, liquidation or reorganization, our assets will be available to pay obligations on the Series A Preferred Stock and then the common stock only after all holders of our indebtedness and all our other creditors have been paid. As a result, in the event of our liquidation or bankruptcy it is likely that there will be no assets available for distribution to our equity holders and thus no value to our equity.

Dividends--our ability to pay any dividends on our common stock may be limited.

We have not declared or paid cash dividends on our common stock since January 3, 1989. The payment of any dividends by us on our common stock in the future will be at the discretion of our Board of Directors and will depend upon, among other things, future earnings, operations, capital requirements, our general financial condition, the general financial condition of our subsidiaries and general business conditions.

Our ability to pay any cash or noncash dividends on our common stock is subject to applicable provisions of state law and to the terms of our senior credit agreement. The terms of our senior credit agreement prohibit us from paying any cash dividends on our common stock so long as any indebtedness or commitments remain outstanding under our senior credit agreement. Moreover, under Delaware law, we are permitted to pay cash or accumulated dividends on our capital stock, including our common stock, only out of surplus, or if there is no surplus, out of our net profits for the fiscal year in which a dividend is declared or for the immediately preceding fiscal year. Surplus is defined as the excess of a company's total assets over the sum of its total liabilities plus the par value of its outstanding capital stock. In order to pay dividends, we must have surplus or net profits equal to the full amount of the dividends at the time such dividend is declared. In determining our ability to pay dividends, Delaware law permits our Board of Directors to revalue our assets and liabilities from time to time to their fair market values in order to establish the amount of surplus. We cannot predict what the value of our assets or the amount of our liabilities will be in the future and, accordingly, we cannot assure the holders of our common stock that we will be able to pay dividends on our common stock.

Additional Issuance of Shares--we may issue additional common stock or preferred stock, which could dilute your interests.

Our certificate of incorporation, as amended does not limit the issuance of additional common stock or additional series of preferred stock ranking junior to our Series A Preferred Stock. As of November 10, 2003 we have available for issuance 36,672,756 authorized but unissued shares of common stock and 900,000 authorized but unissued shares of preferred stock that may be issued in additional series.

Volatility of Share Price--the market price of our common stock could be volatile.

The market price of our common stock has been subject to volatility and, in the future, the market price of our common stock could fluctuate widely in response to numerous factors, many of which are beyond our control. These factors include, among other things, actual or anticipated variations in our operating results, earnings releases by us, changes in financial estimates by securities analysts, sales of substantial amounts of our common stock pursuant to this offering, market conditions in the industry and the general state of the securities markets, governmental legislation or regulation, currency and exchange rate fluctuations, as well as general economic and market conditions, such as recessions.

Key Personnel--Our success is dependent on our key personnel.

Our success depends to a significant extent upon a number of key employees, including members of senior management. The loss of the services of one or more of these key employees could have a material adverse effect on our business and prospects. We believe that our future success will depend in part on our ability to attract, motivate and retain skilled technical, managerial, marketing and sales personnel. Competition for such personnel is intense and there can be no assurance that we will be successful in attracting, motivating and retaining key personnel. The failure to hire and retain such personnel could materially adversely affect our business and results of operations.

Competition--the most competitive aspect of our business is the procurement of raw materials.

Our management believes that the most competitive aspect of our business is the procurement of raw materials rather than the sale of finished products. During the last ten plus years, pronounced consolidation within the meat packing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" processors. Simultaneously, the number of small meat packers, which have historically been a dependable source of supply for non-captive processors, such as us, has decreased significantly. Although the total amount of slaughtering may be flat or only moderately increasing, the availability, quantity and quality of raw materials available to the independent processors from these sources have all decreased. Major competitors include: Baker Commodities in the West; National By-Products in the Midwest; and Griffin Industries in Texas and the Southeast. Each of these businesses compete in both the Rendering and Restaurant Service segments. A significant decrease in raw materials available could materially and adversely affect our business and results of operations.

The rendering and restaurant services industry is highly fragmented and very competitive. We compete with other rendering and restaurant services businesses and alternative methods of disposal of animal processing by-products and used restaurant cooking oil provided by trash haulers and waste management companies, as well as the alternative of illegal disposal. We charge a collection fee to offset a portion of the cost incurred in collecting raw material. In recent years we have become highly dependent upon these collection fees. To the extent suppliers of raw materials look to alternate methods of disposal, whether as a result of our collection fees being deemed too expensive or otherwise, our raw material supply will decrease and our collection fee revenues will decrease, which could materially and adversely affect our business and results of operations.

Government regulations and approvals--we may incur material costs and liabilities in complying with government regulations.

We are subject to the rules and regulations of various federal, state and local governmental agencies. Material rules and regulations and the applicable agencies are:
o	the Food and Drug Administration (FDA), which regulates food and feed safety;

o	the United States Department of Agriculture (USDA), which regulates collection and production methods;

o	the Environmental Protection Agency (EPA), which regulates air and water discharge requirements, as well as local and state agencies governing air and water discharge;

o	state Departments of Agriculture, which regulate animal by-product collection and transportation procedures and animal feed quality; and

o	the United States Department of Transportation (USDOT), as well as local and state agencies, which regulate the operation of our commercial vehicles.

Such rules and regulations may influence our operating results at one or more facilities. There can be no assurance that we will not incur material costs and liabilities in connection with such regulations.

Ownership of our company--several of our lenders have the ability to exercise significant influence over all major corporate transactions and may have interests that conflict with the interests of the other holders of our common stock.

Several of our lenders, through their beneficial ownership of our common stock, in the aggregate own approximately 26.1% of our voting equity as of November 7, 2003. If they act in concert, these lenders have the ability to exert significant influence in the election of our directors and the approval of any action requiring the approval of our stockholders, including amendments to our charter documents and fundamental corporate transactions such as mergers and asset sales. The interests of these lenders as stockholders may differ from the interests of the other holders of our common stock. However, we were advised at the time of the Recapitalization in May 2002, that the lenders do not have and do not expect to have any contracts, arrangements or understandings to vote as a group for the election of directors or on any other issue or to hold or dispose of their common stock or Series A Preferred Stock.

We are highly dependent on natural gas.

Our operations are highly dependent on the use of natural gas. A material increase in natural gas prices over a sustained period of time could materially adversely affect our business, financial condition and results of operations.

Certain of our 24 operating facilities are highly dependent upon a few suppliers.

Certain of our 24 operating facilities are highly dependent on one or a few suppliers. Should any of these suppliers choose alternate methods of disposal, cease their operations, have their operations interrupted by casualty, or otherwise cease using our collection services, such operating facilities would be materially and adversely affected.

In certain markets we are highly dependent upon the continued and uninterrupted operation of a single operating facility.

In the majority of our markets, in the event of a casualty or condemnation involving a facility located in such market, we would utilize a nearby operating facility to continue to serve our customers in such market. In certain markets, however, we do not have alternate operating facilities. In the event of a casualty or condemnation, we would experience an interruption in our ability to service our customers and to procure raw materials. This would materially and adversely affect our business and results of operations in such markets. In addition, after an operating facility affected by a casualty or condemnation is restored, there could be no assurance that customers who in the interim choose to use alternative disposal services would return to use our services.

Bovine spongiform encephalopathy (BSE) or "mad cow disease."

Effective August, 1997, the FDA promulgated a rule prohibiting the use of mammalian proteins, with some exceptions, in feeds for cattle, sheep and other ruminant animals. The intent of this rule is to prevent the spread of BSE, commonly referred to as "mad cow disease," should the disease ever occur in the United States. Our management believes that we are in compliance with the provisions of the rule.

The European fear of "mad cow disease" could adversely impact acceptance of our finished products in Europe. To date, the "mad cow disease" situation in Europe and new FDA restrictions, coupled with much lower prices for competing commodities, has caused lower prices for some of our key products. If "mad cow disease" were to spread to the United States, this could have a material adverse affect on our business and results of operations.

Events such as those of September 11, 2001 and the recent war with Iraq may adversely affect the U.S. and international economies, the markets for our common stock and our operations.

Following the September 11, 2001 terrorist attacks, there has been substantial volatility in the U.S., Canadian and international financial markets. Continued military or other response by the United States or its allies, future terrorist attacks or the anticipation of any such actions or events, as well as the on-going military action in Iraq, may have adverse impacts on the U.S. and world economies and may disrupt financial markets (including payment systems and clearinghouses) for extended periods of time. These armed conflicts or attacks may also directly impact our physical facilities or those of our suppliers or customers and could have an impact on our domestic and international sales, supply chain, production capability and ability to deliver our products to our customers.

Political and economic instability in some regions of the world may also result and could negatively impact our business and financial condition and our expectations as described in forward-looking statements. The foregoing events may adversely affect our financial condition and the trading price of our common stock.

USE OF PROCEEDS

The selling stockholders will receive all of the proceeds from the resale of the common stock offered hereby. We will not receive any proceeds from the resale of the common stock but we will receive the proceeds, if any, from any exercise of the stock options. The aggregate value of such exercises, if all 560,430 stock options are exercised by payment in cash, is $1,601,149. However, there can be no assurance that the stock options will be exercised or, if exercised, when they will be exercised. Net proceeds, if any, from the exercise of the stock options will be used for general corporate purposes.

DIVIDEND POLICY

We have not declared or paid any dividends on our common stock since January 3, 1989. In addition, our current financing arrangements prohibit us from paying cash dividends on our common stock in the foreseeable future. We currently intend to retain future earnings, if any, for use in the operation of our business, to reduce our indebtedness and to fund future growth. Any future determination to pay cash dividends on our common stock will be at the discretion of our Board of Directors and will be based upon our financial condition, operating results, capital requirements, plans for expansion, restrictions imposed by any financing arrangements and any other factors that the Board of Directors feels are relevant.

OUR BUSINESS

Darling

Founded by the Swift meat packing interests and the Darling family in 1882, we were incorporated in Delaware in 1962 under the name "Darling-Delaware Company, Inc." On December 28, 1993, we changed our name from "Darling-Delaware Company, Inc." to "Darling International Inc."

We are a recycler of food processing by-products. We collect and recycle animal processing by-products and used cooking oil from food service establishments. We process such raw materials at 24 facilities located throughout the United States into finished products such as tallow, protein and yellow grease. We sell these products nationally and internationally, primarily to producers of various industrial and commercial oleo-chemicals, soaps, pet foods and livestock feed, for use as ingredients in their products or for further processing into basic chemical compounds. In addition, we provide grease trap service to food service establishments under the service mark TORVAC. Grease trap service includes the scheduled periodic removal of grease and solids from the grease trap to ensure the trap functions as intended, keeping these materials from entering the sewer system. Many cities and municipalities have ordinances and/or regulations that require periodic grease trap service as part of restaurant operations.

Our operations are currently organized into two segments. These are:
o	Rendering, the core business of turning inedible waste from meat and poultry processors into high quality feed ingredients and fats for other industrial applications; and

o	Restaurant Services, a group focused on growing the grease collection business while expanding the line of services, which includes grease trap servicing, offered to restaurants and food processors.

Processing Operations

We create finished products primarily through the drying, grinding, separating and blending of our various raw materials. The process starts with the collection of animal processing by-products (fat, bones, feathers and offal) from meat packers, grocery stores, butcher shops, meat markets, poultry processors and food service establishments, as well as used cooking oil from food service establishments and grocery stores.

The animal processing by-products are ground and heated to extract water and separate oils from animal tissue as well as to make the material suitable as an ingredient for animal feed. Protein is separated from the cooked material by pressing the material, then grinding and sifting it through screens. The separated tallow is centrifuged and/or refined for purity. The primary finished products derived from the processing of animal by-products are tallow and protein. Other by-products include poultry meal, feather meal and blood meal. Used cooking oil from food service establishments is processed under a separate procedure that involves heat processing and settling, as well as refining, resulting in derived yellow grease, feed-grade animal fat, or oleo-chemical feedstocks.

Purchase and Collection of Raw Materials

We operate a fleet of approximately 700 trucks and tractor-trailers to collect raw materials from more than 80,000 food service establishments, butcher shops, grocery stores, and independent meat and poultry processors. The raw materials collected are manufactured into the finished products we sell. We replace or upgrade our vehicle fleet to maintain efficient operations.

Raw materials are collected in one of two manners. Certain large suppliers, such as large meat processors and poultry processors are furnished with bulk trailers in which the raw material is loaded. We transport these trailers directly to a processing facility. We provide the remaining suppliers, primarily grocery stores and butcher shops with containers in which to deposit the raw material. The containers are picked up by or emptied into our trucks on a periodic basis. The type and frequency of service is determined by individual supplier requirements, the volume of raw material generated by the supplier, supplier location, and weather, among other factors.

Used cooking oil from food service establishments is placed in various sizes and types of containers which we supply. In some instances, these containers are loaded directly onto the trucks, while in other instances the oil is pumped through a vacuum hose into the truck. We also sell or lease a container for collection service to food service establishments called CleanStar®, which is a self-contained collection system that is housed either inside or outside the establishment, with the used cooking oil pumped directly into collection vehicles via an outside valve. Approximately 10% of our restaurant suppliers utilize the CleanStar® system. The frequency of all forms of raw material collection is determined by the volume of oil generated by the food service establishment.

The raw materials we collect are transported either directly to a processing plant or to a transfer station, where materials from several collection routes are loaded into trailers and transported to a processing plant. Collections of animal processing by-products generally are made during the day, and materials are delivered to plants for processing within 24 hours of collection to eliminate spoilage. Collection of used cooking oil can be made at any time of the day or night, depending on supplier preference; these materials may be held for longer periods of time before processing. We charge a collection fee to offset a portion of the cost incurred in collecting raw material.

During fiscal 2002, our largest single supplier accounted for approximately 8.2% of the total raw material we processed, and the 10 largest raw materials suppliers accounted for approximately 32.2% of the total raw material we processed. For a discussion of our competition for raw materials, see "--Competition."

Raw Materials Pricing

We have two primary pricing arrangements with our raw materials suppliers. Approximately half of our annual volume of raw materials is acquired on a "formula" basis. Under a formula arrangement, the charge or credit for raw materials is tied to published finished product commodity prices after deducting a fixed service charge. We acquire the remaining annual volume of raw material under "non-formula" arrangements whereby suppliers either are paid a fixed price, are not paid, or are charged for the expense of collection, depending on various economic and competitive factors.

The credit received or amount charged for raw material under both formula and non-formula arrangements is based on various factors, including the type of raw materials, the expected value of the finished product to be produced, the anticipated yields, the volume of material generated by the supplier, and processing and transportation costs. Competition among processors to procure raw materials also affects the price paid for raw materials. See "--Competition."

Formula prices are generally adjusted on a weekly, monthly or quarterly basis while non-formula prices or charges are adjusted as needed to respond to changes in finished product prices.

Finished Products

The finished products that result from the processing of animal by-products are oils (primarily tallow and yellow grease) and meat and bone meal (protein). Oils are used as ingredients in the production of pet food, animal feed and soaps. Oleo-chemical producers use these oils as feedstocks to produce specialty ingredients used in paint, rubber, paper, concrete, plastics and a variety of other consumer and industrial products. Meals are used primarily as high protein additives in pet food and animal feed.

Predominantly all of our finished products are commodities which are quoted on established commodity markets or are priced relative to such commodities. While our finished products are generally sold at prices prevailing at the time of sale, our ability to deliver large quantities of finished products from multiple locations and to coordinate sales from a central location enables us to occasionally receive a premium over the then-prevailing market price.

Marketing, Sales and Distribution of Finished Products

We market our finished products worldwide. Marketing activities are primarily conducted through our marketing department, which is headquartered in Irving, Texas. We also maintain sales offices in Los Angeles, California, and Newark, New Jersey for sales and distribution of selected products. This sales force is in contact with several hundred customers daily and coordinates the sale and assists in the distribution of most finished products produced at our processing plants. We sell our finished products internationally through commodities brokers and through our agents in various countries.

We sell to numerous foreign markets, including Asia, the Pacific Rim, North Africa, Mexico and South America. We have no material foreign operations, but export a portion of our products to customers in various foreign counties. Total export sales were $134.5 and $138.1 million for the years ended December 28, 2002 and December 29, 2001, respectively. The level of export sales may vary from year to year depending on the relative strength of domestic versus overseas markets. We obtain payment protection for most of our foreign sales by requiring payment before shipment or by requiring bank letters of credit or guarantees of payment from U.S. government agencies. We ordinarily are paid for our products in U.S. dollars and have not experienced any material currency translation losses or any material foreign exchange control difficulties.

We have not experienced any material restrictions on the export of our products, although certain countries, including India and certain Middle East countries restrict the import of proteins and fats and oils made from porcine and bovine material, and the European Community has restrictions on proteins and fats and oils made from specified bovine materials. The Bovine Spongiform Encephalopathy (BSE) or "mad cow disease" situation in Europe and new FDA restrictions, coupled with much lower prices for competing commodities, has caused lower prices for some of our key products.

Finished products produced by us are distributed primarily by truck and rail from our plants shortly following production. While there are some temporary inventory accumulations at various port locations for export shipments, inventories rarely exceed three weeks' production and, therefore, we use limited working capital to carry inventories and reduce our exposure to fluctuations in commodity prices.

Competition

Our management believes that the most competitive aspect of the business is the procurement of raw materials rather than the sale of finished products. During the last ten years, pronounced consolidation within the meat packing industry has resulted in bigger and more efficient slaughtering operations, the majority of which utilize "captive" processors (rendering operations integrated with the meat or poultry packing operation). Simultaneously, the number of small meat packers, which have historically been a dependable source of supply for non-captive processors, has decreased significantly. Although the total amount of slaughtering may be flat or only moderately increasing, the availability, quantity and quality of raw materials available to the independent processors from these sources have all decreased. These factors have been offset, in part, however, by increasing environmental consciousness. The need for food service establishments to comply with environmental regulations concerning the proper disposal of used restaurant cooking oil is offering a growth area for this raw material source. Major competitors for the collection of raw material include: Baker Commodities in the West; National By-Products in the Midwest; and Griffin Industries in Texas and the Southeast. Each of these businesses competes in both the Rendering and Restaurant Service segments.

In marketing our finished products, we face competition from other processors and from producers of other suitable commodities. Tallows and greases are in certain instances substitutes for soybean oil and palm stearine, while protein is a substitute for soybean meal. Consequently, the prices of tallow, yellow grease, and protein correlate with these substitute commodities. The markets for finished products are impacted mainly by the worldwide supply of fats, oils, proteins and grains. Other factors that influence the prices that we receive for our finished products include the quality of our finished products, consumer health consciousness, worldwide credit conditions and U.S. government foreign aid. From time to time, we enter into arrangements with our suppliers of raw materials pursuant to which such suppliers buy back our finished products.

Seasonality

The amount of raw materials made available to us by our suppliers is relatively stable on a weekly basis except for those weeks which include major holidays, during which the availability of raw materials declines because major meat and poultry processors are not operating. Weather is also a factor. Extremely warm weather adversely affects our ability to make higher quality products because the raw material deteriorates more rapidly than in cooler weather, while extremely cold weather, in certain instances, can hinder the collection of raw materials.

The Recapitalization

On May 13, 2002, we consummated a comprehensive recapitalization plan designed to provide us with sufficient financing to implement our business plan and improve our debt and capital structure. The principal components of the Recapitalization consisted of:
o

the issuance to the lenders of (a) 46,705,086 shares of common stock, such that the lenders collectively owned upon consummation of the Recapitalization 75% of our issued and outstanding common stock and (b) 100,000 shares of 6% cumulative redeemable Series A Preferred Stock with a liquidation preference of $100 per share in exchange for the cancellation of an aggregate of approximately $64.6 million of indebtedness owed by us, comprised of (i) $55.4 million principal amount of loans under our previous credit agreement, (ii) $5.3 million of accrued and unpaid interest and commitment fees owing under our previous credit agreement and (iii) the $3.9 million forbearance fee we owed to the lenders under the forbearance agreement then existing;

o

a new amended and restated credit agreement with the lenders that provides for a $61.0 million term loan and a revolving credit facility of $17.3 million for working capital loans and letters of credit. The term loan and the revolving credit facility mature on May 10, 2007;

o	the reduction of our indebtedness to the lenders from approximately $126.9 million to $61.0 million principal, as of the date of the Recapitalization;

o

the reduction in the size of our Board of Directors from six to five members and the nomination for election of the three designees of the lenders and two existing directors to our Board of Directors until our 2003 annual meeting of stockholders;

o	our granting certain preemptive rights to the lenders; and

o

our filing a registration statement with the Securities and Exchange Commission and granting the lenders certain other registration rights relating to the shares of common stock and preferred stock issued to them.

SELLING STOCKHOLDERS

The shares of common stock offered hereby are being registered to permit public secondary trading of such shares, and each of the selling stockholders may offer the shares of common stock for resale from time to time. See "Plan of Distribution." The number of shares of common stock that may actually be sold by each selling stockholder will be determined by such selling stockholder. Because each of the selling stockholders may sell all, some or none of the shares of common stock covered by this prospectus which each has or may acquire through the exercise of the stock options, and because the offering contemplated by this prospectus is not being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling stockholders upon termination of the offering. Shares of common stock may be sold from time to time by the selling stockholders or by pledgees, donees, transferees or other successors in interest. The selling stockholders may also loan or pledge the shares registered hereunder to broker-dealers and/or others and these persons may sell the shares so loaned or upon a default may effect the sales of the pledged shares pursuant to this prospectus.

The table below sets forth the following information known to us as of November 13, 2003, with respect to the ownership of each selling stockholder before completion of the sale of common stock to be sold by each selling stockholder under this prospectus:

o	the name of the selling stockholder;

o	the number of shares of our common stock owned by the selling stockholder; and

o	the number of shares of common stock that may be offered by this prospectus by the selling stockholder issuable to the selling stockholder pursuant to the exercise of stock options.

Name of Selling Stockholder	Number of Shares of Common Stock Owned	Number of Option Shares Issued or Issuable that may be Offered
Douglas P. Anderson	4	164,832
James A. Ransweiler	5,000	164,832
Robert L. Willis	24,327	65,934
Omer A. Dreiling	0	164,832

James A. Ransweiler, is the Executive Vice President, Sales and Marketing of our company. Robert L. Willis was the Vice President of Operations of our company until February 28, 2002. Omer A. Dreiling, was the Vice President - Western Region of our company until October 29, 2001. Douglas P. Anderson has not held any position or office, or had any other material relationship with us or any of our affiliates within the past three years, other than as a result of the ownership of our securities.

Information concerning the selling stockholders may change from time to time. This prospectus will be supplemented from time to time as appropriate to update the information set forth above and to identify any additional selling stockholders who may offer shares of common stock hereunder.

We have agreed to bear certain expenses (other than broker discounts and commissions, if any) in connection with the registration of the securities.

PLAN OF DISTRIBUTION

We will not receive any of the proceeds of the sale of the securities offered hereby.  However, we will receive the proceeds, if any, from any exercise of the stock options.  Net proceeds, if any, from the exercise of the stock options will be used for general corporate purposes.  We are registering for resale by the selling stockholders and certain transferees a total of 560,430 shares of our common stock, all of which are issued or issuable pursuant to the exercise of stock options.

The selling stockholders may pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus. The selling stockholders also may transfer and donate the shares of common stock in certain circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The common stock offered hereby may be sold from time to time by the selling stockholders or, to the extent permitted, by pledgees, donees, transferees or other successors in interest. All or a portion of the common stock offered by the selling stockholders may be disposed of from time to time in one or more transactions through any one or more of the following means:

o	by the selling stockholders to the purchasers directly;

o	in ordinary brokerage transactions and transactions in which the broker solicits purchasers;

o

through underwriters or dealers who may receive compensation in the form of underwriting discounts, concessions, or commissions from the selling stockholders or such successors in interest and/or from the purchasers of the common stock for whom they may act as agent;

o	by the writing of options on the common stock;

o

by the pledge of the common stock as security for any loan or obligation, including pledges to brokers or dealers who may, from time to time, themselves effect distributions of the common stock or interests therein;

o	through purchases by a broker or dealer as principal and resale by such broker or dealer for its own account;

o

through a block trade in which the broker or dealer so engaged will attempt to sell the common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction; and

o	by an exchange distribution in accordance with the rules of such exchange or transactions in the over the counter market.

Such sales may be made at prices and at terms then prevailing or at prices related to the then current market price or at negotiated prices and terms.

In addition, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling shareholders may also engage in the short sale of the common stock and may deliver the common stock to cover short positions or otherwise settle short sale transactions.

In effecting sales by the selling stockholders, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers participating in such transactions may receive commissions or discounts from the selling stockholders (and, if they act as agent for the purchaser of such securities, from such purchaser). In addition, underwriters or agents may receive compensation in the form of discounts, concessions or commissions, from the selling stockholders or from the purchasers of the securities sold by the selling stockholders for whom they may act as agents. Underwriters may sell shares of common stock to or through dealers, who may receive compensation in the form of discounts, concessions or commissions from the underwriters or commissions from the purchasers as the purchaser's agents. The selling stockholders, underwriters, brokers, dealers, and agents that participate in the sale of the securities covered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. To the extent the selling stockholders may be deemed to be underwriters, the selling stockholders may be subject to certain statutory liabilities of the Securities Act, including, but not limited to, Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. In addition and without limiting the foregoing, the selling stockholders will be subject to applicable provisions of the Exchange Act, and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of the shares of common stock by the selling stockholders.

At the time a particular offer and sale of securities under this prospectus is made, to the extent required under the Securities Act, we will file a supplemental prospectus, disclosing:
o	the name of any such broker-dealers;

o	the number of shares of common stock involved;

o	the price at which such shares of common stock are to be sold;

o	the commissions paid or discounts or concessions allowed to such broker-dealers, where applicable;

o	that such broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus, as supplemented; and

o	other facts material to the transaction.

The Registration Rights Agreement that was entered into among us, the selling stockholders and others, dated December 29, 1993, as amended by the First Amendment to Registration Rights Agreement, dated as of April 6, 1994, provides that we will pay substantially all of the expenses incident to the registration, offering and sale of the shares of common stock by the selling stockholders, other than underwriting discounts and commissions. The Registration Rights Agreement also provides that we will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act.

Any shares of common stock covered by this prospectus that qualify for sale pursuant to Rule 144 of the Securities Act may be sold under that rule rather than pursuant to this prospectus. We cannot be sure that any of the selling stockholders will sell any or all of the shares of common stock offered by them under this prospectus.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon by Dechert LLP, New York, New York. Fredric J. Klink, one of our directors, was a partner in the law firm of Dechert LLP until December 31, 2001 when he became "of counsel" at Dechert LLP. As of November 13, 2003, Mr. Klink beneficially owns 190,000 shares of our common stock (which includes 100,000 shares of common stock issuable upon the exercise of presently exercisable options). We pay Dechert LLP fees for the performance of various legal services.

EXPERTS

Our consolidated financial statements and schedule incorporated by reference in this prospectus from our Annual Report on Form 10-K as of December 28, 2002 and December 29, 2001, and for each of the years in the three-year period ended December 28, 2002, have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report of KPMG LLP dated March 10, 2003 refers to a change in the method of accounting for derivative instruments and hedging activities in 2001 and a change in the method of accounting for and reporting of disposals of long-lived assets and discontinued operations in 2002.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with the Exchange Act, we file periodic reports, proxy statements and information statements and other information with the Securities and Exchange Commission.

We have filed with the Securities and Exchange Commission, Washington, D.C. 20549, a registration statement on Form S-3 under the Securities Act with respect to our common stock offered hereby. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information with respect to our company and our common stock offered hereby, reference is made to the registration statement and the exhibits and schedules filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete; reference is made in each instance to the copy of such contract or any other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by such reference to such exhibit. The registration statement, including exhibits and schedules thereto, as well as all other reports, proxy statements, information statements and other information we file with the Securities and Exchange Commission, may be inspected without charge at the Securities and Exchange Commission's principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the Public Reference Section of the Securities and Exchange Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, after payment of fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission also maintains a Web site which provides online access to reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission at the address http://www.sec.gov.

We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of any and all of these filings (except exhibits, unless they are specifically incorporated by reference into this prospectus). Please direct any requests for copies to:
Darling International Inc.
251 O'Connor Ridge Boulevard, Suite 300
Irving, TX 75038
Attention: Joseph R. Weaver, Jr.
Telephone: 917.717.0300
Fax: 917.281.4475
E-mail: corporatesecretary@darlingii.com

INCORPORATION BY REFERENCE

The SEC allows us to incorporate by reference the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

o	our annual report on Form 10-K for the year ended December 28, 2002 filed on March 26, 2003;

o	our quarterly report on Form 10-Q for the quarter ended March 29, 2003 filed on May 13, 2003;

o	our quarterly report on Form 10-Q for the quarter ended June 28, 2003 filed on August 12, 2003;

o	our quarterly report on Form 10-Q/A for the quarter ended September 27, 2003 filed on November 12, 2003;

o	our definitive proxy statement filed on April 17, 2003; and

o

the description of our common stock contained in our registration statement on Form 8-A (Registration No. 0-246201) filed on September 4, 1997, as amended, and including any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we have filed since December 28, 2002 or will file with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until all the securities that may be offered under this prospectus are sold.

You may obtain copies of these documents from us, free of cost, by contacting us at the address or telephone number provided in "Where You Can Find More Information" immediately above.

Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

DARLING INTERNATIONAL INC.

560,430 Shares of Common Stock

__________________

P R O S P E C T U S

__________________

_____________, 2003

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

The expenses to be paid by our company in connection with the distribution of the securities being registered are as follows:

Amount (1)
Securities and Exchange Commission Registration Fee	$46,177
Listing Fee	31,554
Accounting Fees and Expenses	205,000
Legal Fees and Expenses	310,000
Transfer Agent and Registrar Fees and Expenses	3,500
Printing and Engraving Expenses	6,900
Miscellaneous Fees and Expenses	10,000

Total	$613,131

(1) All amounts are estimates except the SEC filing fee and the listing fee and include expenses incurred in connection with the original filing of this registration statement on July 15, 1994 and the filing of all subsequent amendments.

Item 15. Indemnification of Directors and Officers

As permitted under Section 102(b)(7) of the Delaware General Corporation Law, our restated certificate of incorporation, as amended, provides that our directors (including any advisory director) shall not be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to us or to our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends or distributions or the repurchase or redemption of stock, or (iv) for any transaction from which the director derives an improper personal benefit.

In addition, as permitted by Section 145 of the Delaware General Corporation Law our restated certificate of incorporation, as amended and our amended and restated bylaws, as amended provide that we shall indemnify any person, including officers and directors, who was or is, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of our company), by reason of the fact that such person is or was a director, officer, employee or agent of our company or is or was serving at the request of our company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to our best interests and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful.

Furthermore, as permitted by Section 145, expenses (including attorneys fees) incurred by an officer or director defending or settling any civil, criminal, administrative or investigative action, suit or proceeding shall be paid by us in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by us. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as our board of directors deems appropriate.

And as provided in Section 145, the indemnification and advancement of expenses provided by, or granted pursuant to, the above-described provisions shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person's official capacity and as to action in another capacity while holding such office.

We have obtained a policy of directors' and officers' liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Item 16.  Exhibits
Exhibit No.	Document

3.1	Restated Certificate of Incorporation of the Company, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).

3.2	Amended and Restated Bylaws of the Company, as amended (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed August 12, 1997 and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

4.2

Certificate of Designation, Preference and Rights of Series A Preferred Stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).

5.1	Opinion of Dechert LLP as to the legality of the shares of common stock being registered (filed herewith).

10.1

Recapitalization Agreement, dated as of March 15, 2002, among Darling International Inc., each of the banks or other lending institutions which is a signatory thereto or any successor or assignee thereof, and Credit Lyonnais New York Branch, individually as a bank and as agent (filed as Annex C to the Company's Definitive Proxy Statement filed on April 29, 2002 and incorporated herein by reference).

10.2

First Amendment to Recapitalization Agreement, dated as of April 1, 2002, among Darling International Inc., each of the banks party to the Recapitalization Agreement, and Credit Lyonnais New York Branch, individually as a bank and as agent (filed as Annex D to the Company's Definitive Proxy Statement filed on April 29, 2002 and incorporated herein by reference).

10.3

Second Amendment to Recapitalization Agreement, dated as of April 29, 2002, among Darling International Inc., each of the banks party to the Recapitalization Agreement, and Credit Lyonnais New York Branch, individually as a bank and as agent (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

10.4

Amended and Restated Credit Agreement, dated as of May 10, 2002, among Darling International Inc., Credit Lyonnais New York Branch, individually as a bank and as agent, and the other banks and secured parties named therein (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

10.5

First Amendment to Amended and Restated Credit Agreement, dated as of September 17, 2002, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.6

Second Amendment to Amended and Restated Credit Agreement, dated as of December 27, 2002, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.7

Third Amendment to Amended and Restated Credit Agreement, dated as of March 28, 2003, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.8

Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2003, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.9

Registration Rights Agreement, dated as of December 29, 1993, between Darling International Inc. and the signatory holders identified therein (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.10

Registration Rights Agreement, dated as of May 10, 2002, between Darling International Inc. and the holders identified therein (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

10.11	Form of Indemnification Agreement (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.12	Form of Executive Severance Agreement (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.13

Lease, dated November 30, 1993, between the Company and the Port of Tacoma (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.14	Leases, dated July 1, 1996, between the Company and the City and County of San Francisco (filed pursuant to temporary hardship exemption under cover of Form SE).

10.15	1993 Flexible Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.16	1994 Employee Flexible Stock Option Plan (filed as Exhibit 2 to the Company's Revised Definitive Proxy Statement filed on April 20, 2001 and incorporated herein by reference).

10.17	Non-Employee Directors Stock Option Plan (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on June 5, 2002, and incorporated herein by reference).

10.18

International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between Credit Lyonnais and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 12, 1997 and incorporated herein by reference).

10.19

International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between Wells Fargo Bank, N.A. and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 12, 1997 and incorporated herein by reference).

10.20

Confirmation dated September 20, 1999 which supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of June 6, 1997 between Credit Lyonnais and Darling International Inc (filed as Exhibit 10.17B to the Company's Annual Report on Form 10-K filed March 31, 2000 and incorporated herein by reference).

10.21

Master Lease Agreement between Navistar Leasing Company and Darling International Inc. dated as of August 4, 1999 (filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K filed March 31, 2000 and incorporated herein by reference).

10.22

Master Lease Agreement, dated July 2, 2003, between Darling International Inc., as Lessee, and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as Lessor (filed as exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.23

Consulting Agreement, dated as of May 10, 2002, by and between Darling International Inc., Taura Flynn and Associates LLC, and Denis J. Taura (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference).

10.24

Employment Agreement, dated as of February 3, 2003, between Darling International Inc. and Randall C. Stuewe (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 3, 2003, and incorporated herein by reference).

10.25

Amendment No. 1 to Employment Agreement, dated as of July 1, 2003, between Darling International Inc. and Randall C. Stuewe (filed as exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

23.1	Consent of Dechert LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP (filed herewith).

24.1	Power of Attorney (included on the signature page of this registration statement and incorporated herein by reference).

Item 17. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)

To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)

To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)

That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than a payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion if its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this post-effective amendment to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Irving, Texas, on the 13th day of November, 2003.

DARLING INTERNATIONAL INC.

By:/s/ John O. Muse
John O. Muse
Executive Vice President -
Finance and Administration

SIGNATURES AND POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Randall C. Stuewe and John O. Muse, and each of them, as his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and sign any registration statement (or amendment thereto) for the same offering covered by the Registration Statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.
Signature	Title	Date

/s/ Randall C. Stuewe	Chairman of the Board, President and	November 13, 2003
Randall C. Stuewe	Chief Executive Officer (Principal Executive Officer)

/s/ John O. Muse	Executive Vice President - Finance and	November 13, 2003
John O. Muse	Administration (Principal Financing and Accounting Officer)

/s/ O. Thomas Albrecht	Director	November 13, 2003
O. Thomas Albrecht

/s/ Fredric J. Klink	Director	November 13, 2003
Fredric J. Klink

/s/ Charles Macaluso	Director	November 13, 2003
Charles Macaluso

/s/ Richard A. Peterson	Director	November 13, 2003
Richard A. Peterson

EXHIBIT INDEX

Exhibit No.	Document

3.1	Restated Certificate of Incorporation of the Company, as amended (filed as Exhibit 3.1 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).

3.2	Amended and Restated Bylaws of the Company, as amended (filed as Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q filed August 12, 1997 and incorporated herein by reference).

4.1	Specimen Common Stock Certificate (filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

4.2

Certificate of Designation, Preference and Rights of Series A Preferred Stock (filed as Exhibit 4.2 to the Company's Registration Statement on Form S-1 filed May 23, 2002 and incorporated herein by reference).

5.1	Opinion of Dechert LLP as to the legality of the shares of common stock being registered (filed herewith).

10.1

Recapitalization Agreement, dated as of March 15, 2002, among Darling International Inc., each of the banks or other lending institutions which is a signatory thereto or any successor or assignee thereof, and Credit Lyonnais New York Branch, individually as a bank and as agent (filed as Annex C to the Company's Definitive Proxy Statement filed on April 29, 2002 and incorporated herein by reference).

10.2

First Amendment to Recapitalization Agreement, dated as of April 1, 2002, among Darling International Inc., each of the banks party to the Recapitalization Agreement, and Credit Lyonnais New York Branch, individually as a bank and as agent (filed as Annex D to the Company's Definitive Proxy Statement filed on April 29, 2002 and incorporated herein by reference).

10.3

Second Amendment to Recapitalization Agreement, dated as of April 29, 2002, among Darling International Inc., each of the banks party to the Recapitalization Agreement, and Credit Lyonnais New York Branch, individually as a bank and as agent (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

10.4

Amended and Restated Credit Agreement, dated as of May 10, 2002, among Darling International Inc., Credit Lyonnais New York Branch, individually as a bank and as agent, and the other banks and secured parties named therein (filed as Exhibit 10.4 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

10.5

First Amendment to Amended and Restated Credit Agreement, dated as of September 17, 2002, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.6

Second Amendment to Amended and Restated Credit Agreement, dated as of December 27, 2002, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.7

Third Amendment to Amended and Restated Credit Agreement, dated as of March 28, 2003, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.8

Fourth Amendment to Amended and Restated Credit Agreement, dated as of June 30, 2003, among Darling International Inc., the banks party thereto and Credit Lyonnais New York Branch, as administrative agent for the banks (filed as exhibit 10.4 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.9

Registration Rights Agreement, dated as of December 29, 1993, between Darling International Inc. and the signatory holders identified therein (filed as Exhibit 10.3 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.10

Registration Rights Agreement, dated as of May 10, 2002, between Darling International Inc. and the holders identified therein (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

10.11	Form of Indemnification Agreement (filed as Exhibit 10.7 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.12	Form of Executive Severance Agreement (filed as Exhibit 10.6 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.13

Lease, dated November 30, 1993, between the Company and the Port of Tacoma (filed as Exhibit 10.8 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.14	Leases, dated July 1, 1996, between the Company and the City and County of San Francisco (filed pursuant to temporary hardship exemption under cover of Form SE).

10.15	1993 Flexible Stock Option Plan (filed as Exhibit 10.2 to the Company's Registration Statement on Form S-1 filed May 27, 1994 and incorporated herein by reference).

10.16	1994 Employee Flexible Stock Option Plan (filed as Exhibit 2 to the Company's Revised Definitive Proxy Statement filed on April 20, 2001 and incorporated herein by reference).

10.17	Non-Employee Directors Stock Option Plan (filed as Exhibit 10.13 to the Company's Registration Statement on Form S-1/A filed on June 5, 2002, and incorporated herein by reference).

10.18

International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between Credit Lyonnais and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 12, 1997 and incorporated herein by reference).

10.19

International Swap Dealers Association, Inc. (ISDA) Master Agreement and Schedule between Wells Fargo Bank, N.A. and Darling International Inc. dated as of June 6, 1997, related to interest rate swap transaction (filed as Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed August 12, 1997 and incorporated herein by reference).

10.20

Confirmation dated September 20, 1999 which supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of June 6, 1997 between Credit Lyonnais and Darling International Inc (filed as Exhibit 10.17B to the Company's Annual Report on Form 10-K filed March 31, 2000 and incorporated herein by reference).

10.21

Master Lease Agreement between Navistar Leasing Company and Darling International Inc. dated as of August 4, 1999 (filed as Exhibit 10.18 to the Company's Annual Report on Form 10-K filed March 31, 2000 and incorporated herein by reference).

10.22

Master Lease Agreement, dated July 2, 2003, between Darling International Inc., as Lessee, and Merrill Lynch Capital, a division of Merrill Lynch Business Financial Services, Inc., as Lessor (filed as exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

10.23

Consulting Agreement, dated as of May 10, 2002, by and between Darling International Inc., Taura Flynn and Associates LLC, and Denis J. Taura (filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 13, 2002 and incorporated herein by reference).

10.24

Employment Agreement, dated as of February 3, 2003, between Darling International Inc. and Randall C. Stuewe (filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 3, 2003, and incorporated herein by reference).

10.25

Amendment No. 1 to Employment Agreement, dated as of July 1, 2003, between Darling International Inc. and Randall C. Stuewe (filed as exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed August 12, 2003 and incorporated herein by reference).

21.1	Subsidiaries of the Registrant (filed as Exhibit 21.1 to the Company's Registration Statement on Form S-1 filed on May 23, 2002, and incorporated herein by reference).

23.1	Consent of Dechert LLP (included in Exhibit 5.1).

23.2	Consent of KPMG LLP (filed herewith).

24.1	Power of Attorney (included on the signature page of this registration statement and incorporated herein by reference).